EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED
	March 31,	March 31,
	2004	2005
Shares of common stock outstanding for the entire period	19,825,271	19,924,700

Issuance of 11,802 and 23,544 shares of common stock to the Company’s defined contribution plan in 2004 and 2005	10,635	21,974

Issuance of 3,238 and 0 shares of common stock upon exercise of options in 2004 and 2005	1,499	—

Issuance of 7,990 and 12,502 shares of common stock to the Company’s employee stock purchase plan in 2004 and 2005	6,585	8,612

Weighted average shares of common stock outstanding	19,843,990	19,955,286

Loss from continuing operations	$(21,281,406)	$(30,558,694)
(Loss) income from discontinued operations, net of taxes (including gain on sale of station of $11.2 million in 2005)	(20,617)	11,207,626
Net Loss	$(21,302,023)	$(19,351,068)

Basic and diluted net loss per common share:
Loss from continuing operations	$(1.07)	$(1.53)
(Loss) income from discontinued operations	—	0.56
Net loss per common share basic and diluted	$(1.07)	$(0.97)